Exhibit 21.1

LIGAND PHARMACEUTICALS INCORPORATED

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation
Glycomed Incorporated	California
Allergan Ligand Retinoid Therapeutics, Inc.	Delaware
Ligand Pharmaceuticals International, Inc.	Delaware
Ligand JVR, Inc.	Delaware
Seragen Incorporated	Delaware
Seragen Technology, Inc.	Delaware
Pharmacopeia, LLC	Delaware
Metabasis Therapeutics, Inc.	Delaware
Neurogen Corporation	Delaware
CyDex Pharmaceuticals, Inc.	Delaware